UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

América Móvil’s first quarter of

2022 financial and operating report

April 26th, 2022 / 1Q22

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2022.

The consolidated figures exclude TracFone as it has been deemed to be a discontinued operation.

3.2M net subscriber additions

We added 3.2 million wireless subscribers in the first quarter, including 1.9 million postpaid clients with over half of which came from Brazil, 299 thousand from Colombia and 217 thousand from Austria. Our postpaid base was up 8.4% year-on-year to 110 million subscribers.

In the prepaid segment we added 1.3 million subscribers. Mexico contributed 485 thousand net adds, Colombia 349 thousand and Brazil and Central America approximately 200 thousand each.

On the fixed-line platform we obtained 232 thousand broadband accesses, including 68 thousand in Argentina and 63 thousand in Mexico, bringing the total to 30.7 million accesses, 2.3% more than a year before.

Service revenue +3.3% YoY at constant exchange rates

First quarter revenue of 211.2 billion pesos was up 2.4% year-on-year in nominal peso terms, with service revenue increasing 3.3% at both nominal and constant currency rates.

Mobile service +6.3% with prepaid and postpaid growing 8.0% and 5.2%, respectively

Mobile service revenue was up 6.3% year-on-year at constant exchange rates with prepaid revenue rising 8.0% and postpaid revenue 5.2%. Mexico, Brazil and Peru increased their mobile service revenue at a pace close to 10%.

Fixed-line service revenue decreased 1.1% on account of greater declines in voice revenue growth, down 5.8% year-on-year compared to -3.6% in the precedent quarter.

EBITDA +4.3%YoY at constant exchange rates

EBITDA rose 4.2% year-on-year to 81.1 billion pesos—4.3% at constant exchange rates—with the EBITDA margin expanding to 38.4% from 37.8% a year before.

Operating profit up 6.1% to MxP 39.8Bn

Net income at MxP 30.8Bn

Net income came in at 30.8 billion pesos which compares to 1.8 billion pesos in the year-earlier quarter, on the back of strong operating profits and a comprehensive financing income in the amount of 7.3 billion pesos driven by foreign exchange gains of 22.6 billion pesos.

Shareholder distributions of MxP 9.2Bn more than doubled YoY

With our capital expenditures mostly financed by new borrowings given the seasonality of our cash flow, shareholder distributions increased 109% in the first quarter to 9.2 billion pesos.

Net debt to EBITDAaL at 1.33x

At the end of March our net debt—excluding leases—stood at 425 billion pesos, equivalent to 1.33 times EBITDAaL. This figure already reflects the effect on EBITDA of having disposed of TracFone in November 2021.

We will host our conference call to discuss 1Q22 financial and operating results on April 27th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	1Q22	1Q21
Earnings per Share (Mex$) (1)	0.48	0.03
Earning per ADR (US$) (2)	0.47	0.03
EBITDA per Share (Mex$) (3)	1.26	1.17
EBITDA per ADR (US$)	1.23	1.15
Net Income (millions of Mex$)	30,797	1,810
Average Shares Outstanding (billion)	64.46	66.74
Shares Oustanding End of Period (billion)	64.22	66.54

(1)	Net Income / Average Shares outstanding

(2)	20 shares per ADR

(3)	EBITDA/ Average Shares Outstanding

América Móvil’s Subsidiaries as of December 2022

Country	Brand	Business	Equity
Mexico	Telcel	wireless	100.00%
	Telmex	wireline	98.80%
	Sección Amarilla	other	100.00%
	Telvista	other	90.00%
Argentina	Claro	wireless	100.00%
	Telmex	wireline	100.00%
Brazil	Claro	wireless/wireline	99.60%
Chile	Claro	wireless	100.00%
	Telmex	wireline	100.00%
Colombia	Claro	wireless/wireline	99.40%
Costa Rica	Claro	wireless	100.00%
Dominicana	Claro	wireless/wireline	100.00%
Ecuador	Claro	wireless/wireline	100.00%
El Salvador	Claro	wireless/wireline	95.80%
Guatemala	Claro	wireless/wireline	99.30%
Honduras	Claro	wireless/wireline	100.00%
Nicaragua	Claro	wireless/wireline	99.60%
Panama	Claro	wireless/wireline	100.00%
Paraguay	Claro	wireless/wireline	100.00%
Peru	Claro	wireless/wireline	100.00%
Puerto Rico	Claro	wireless/wireline	100.00%
Uruguay	Claro	wireless/wireline	100.00%
Netherlands	KPN	wireless/wireline	21.30%
Austria	Telekom Austria	wireless/wireline	51.00%

Note

On November 23rd we completed the sale of TracFone Wireless. The financial statements presented in this report account for TracFone as a discontinued operation and include the net profit generated by that subsidiary up to the date of the divestment and the net gain generated by its sale, under “net income from discontinued operations”.

The reported figures for Argentina corresponding to the first quarter of 2022 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

We obtained two financings that will be transferred to Sitios Latinoamérica

In March 2022 we obtained two financings that shall be transferred together with approximately 31 thousand towers to Sitios Latinoamérica upon its spin-off from América Móvil, expected to take place by the third quarter of 2022. One of them is a bank loan in the amount of 20.6 billion pesos with a five-year maturity. The other one is a ten-year bond issue in the amount of one billion dollars, with a 5.375% coupon.

Dividend payment of MxP $0.44 and an increase in the share-buyback fund

On April 20th, 2022 we announced that our shareholders approved the payment of an ordinary dividend of MXP$0.44 per share, payable in one installment on August 29th, 2022. They also approved an increase in the share-buyback fund for the April 2022-April 2023 period by an amount equal to MXP$26 billion.

Acquisition of Grupo Oi’s Brazilian assets

On the same date, we announced the completion of the acquisition of certain assets of Oi in Brazil for a total of R$3.6 billion. This acquisition will allow Claro to accelerate its growth and increase operational efficiency through synergies.

Access Lines

1.9M postpaid and 1.3M prepaid net adds

We added 1.9 million postpaid subscribers in the first quarter with over half of them coming from Brazil, 299 thousand from Colombia and 217 thousand from Austria. Our postpaid base was up 8.4% year-on-year to 110 million subscribers. As regards prepaid subscribers, we added 1.3 million, with Mexico contributing 485 thousand, Colombia 349 thousand and Brazil and Central America approximately 200 thousand each. Our wireless subscriber base ended March with 290 million clients.

232k new broadband clients

On the fixed-line segment we ended up with 74.5 million RGUs in March, practically flat from a year before. We connected 232 thousand broadband accesses, including 68 thousand in Argentina and 63 thousand in Mexico, bringing the total to 30.7 million accesses, 2.3% more than a year before. PayTV units, 13.7 million, were down 2.0% mostly on disconnections of DTH services in Brazil.

Mobile postpaid and mobile prepaid were the main drivers of access growth at 8.4% and 5.0% year-on-year, respectively. Fixed-voice accesses fell 1.8% while those of Pay-TV declined 2.0%.

Wireless subscribers as of March 2022

Total(1) (Thousands)
Country	Mar ’22	Dec ’21	Var.%	Mar ’21	Var.%
Argentina, Paraguay and Uruguay	26,463	26,348	0.4%	24,618	7.5%
Austria	8,084	7,844	3.1%	7,209	12.1%
Brazil	71,804	70,541	1.8%	66,337	8.2%
Central America	16,763	16,508	1.5%	15,569	7.7%
Caribbean	7,143	7,020	1.8%	6,562	8.9%
Chile	7,136	6,974	2.3%	6,581	8.4%
Colombia	35,710	35,062	1.8%	33,461	6.7%
Eastern Europe	14,837	14,922	-0.6%	14,723	0.8%
Ecuador	8,747	8,666	0.9%	8,104	7.9%
Mexico	80,990	80,539	0.6%	78,311	3.4%
Peru	12,066	12,108	-0.3%	11,181	7.9%
Total Wireless Lines	289,743	286,531	1.1%	272,655	6.3%

(1)	Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of March 2022

Total(1) (Thousands)
Country	Mar ’22	Dec ’21	Var.%	Mar ’21	Var.%
Argentina, Paraguay and Uruguay	2,183	2,020	8.1%	1,527	43.0%
Austria	3,019	3,048	-1.0%	3,123	-3.3%
Brazil	24,991	25,291	-1.2%	26,277	-4.9%
Central America	4,480	4,412	1.6%	4,291	4.4%
Caribbean	2,639	2,608	1.2%	2,586	2.0%
Chile	1,317	1,329	-0.9%	1,376	-4.3%
Colombia	9,003	8,876	1.4%	8,527	5.6%
Eastern Europe	3,055	3,026	0.9%	2,959	3.3%
Ecuador	560	535	4.6%	476	17.6%
Mexico	21,361	21,408	-0.2%	21,739	-1.7%
Peru	1,931	1,909	1.2%	1,805	7.0%
Total RGUs	74,540	74,461	0.1%	74,686	-0.2%

(1)	Fixed Line, Broadband and Television (Cable & DTH).
(2)	The number of payTV units has been adjusted to the criteria by which we report to the local regulator.

América Móvil Consolidated Results

The first quarter of 2022 was marked by sharp increases in interest rates very much across the board, with 5-year U.S. Treasury rates nearly doubling from 1.26% to 2.46% and 10-year rates rising from 1.51% to 2.34% as concerns about rising inflation rates led investors to revise their projections regarding future monetary policy moves by the Fed and other Central Banks. These moves happened even in the face of the Russian invasion of Ukraine, which initially caused interest rates to come down as investors looked for a safe haven. Notwithstanding these increases in interest rates, the main Latin American currencies actually appreciated vis-à-vis the U.S. dollar in the period, partly as a result of interest rates going up even more rapidly in those countries.

Our first quarter revenues reached 211.2 billion pesos, up 2.4%, with service revenues rising 3.3%. There were no major differences in revenue growth between nominal peso revenues and those at constant exchange rates—the latter excluding Argentina given the very high inflation rates in the country. The Mexican peso appreciated vs. the U.S. dollar and the euro, but depreciated vs. all other major Latin American currencies with the exception of the Argentinean peso, and most notably against the Brazilian Real, 12.1%.

Mobile service revenues expanded 6.3% year-on-year, very much the same pace as in the preceding quarter and substantially higher than that seen a year before, 1.2%. Both prepaid and postpaid revenues maintained their growth pace, at 8.0% and 5.2% respectively, on a sequential basis, much higher than the 1.4% and 1.0% rates posted the year-earlier quarter.

Brazil led the way in terms of mobile service-revenue growth, with 10.3%, followed by Peru and Mexico, with 9.7% and 9.5%, respectively. Colombia and Chile saw a decline in their rates of growth, with Colombia’s being nearly flat and Chile’s extending their decline to -8.6%.

On the fixed-line platform service revenues declined 1.1% in the first quarter, after increasing 0.5% the prior one, mostly on account of faster declines in voice revenue growth, down 5.8% annually compared to -3.6% in the precedent quarter. A year before fixed-line service revenues had been practically flat year-on-year, at 0.1%. Colombia and Peru experienced the sharpest deceleration relative to the pace they had observed in the year-earlier quarter.

Corporate networks was the fastest growing business line in the fixed-line platform, with 4.9% in the quarter, with broadband revenues coming next, at 3.4%. A year before they had posted 2.4% and 7.8% rates, respectively. PayTV revenues continued to decline at a rate of 6.0%, whereas fixed-voice revenues were down 5.8%, both of them in line with the rate seen a year before.

Broadband service revenues expanded faster in the Dominican Republic, 16.6%; Peru, 11.2% and Eastern Europe, 8.2%, while corporate network revenues rose more rapidly in Eastern Europe, 23.2%; Brazil, 16.2%; and Colombia and the Dominican Republic, at 12% each one. PayTV revenues declined 12.7% in Brazil and 13.2% in Ecuador, but were up in Puerto Rico, Peru and Eastern Europe.

Our EBITDA rose 4.2% year-on-year to 81.1 billion pesos—4.3% at constant exchange rates—with the EBITDA margin expanding to 38.4% from 37.8% a year before, helping bring about a 6.1% increase in our operating profits, which totaled 39.8 billion pesos. The Dominican Republic, Eastern Europe and Central America exhibited the highest annual EBITDA increases, at 10.3%, 8.9% and 7.6%. All countries except for Chile and Peru posted EBITDA increases in the quarter from a year before.

Our operating profit and a net comprehensive financing income in the amount of 7.3 billion pesos helped bring about a net profit of 30.8 billion pesos in the quarter which compares to a net profit of 1.8 billion pesos in the year-earlier quarter. The comprehensive financing income mentioned above came about as a result of foreign exchange gains in the amount of 22.6 billion pesos stemming from the appreciation of the Mexican peso vs. the U.S. dollar and the euro, in particular, during the period.

We raised 28.9 billion pesos in net financing in the quarter which helped us cover 28.6 billion in capital expenditures. It is of note that the first quarter of each year calls for a seasonal increase in working capital as accounts payable on past purchases of network equipment and handsets come due, as well as income taxes for the prior fiscal year and telecom duties in some countries including Mexico and Brazil. This seasonal requirement for working capital is reversed in later quarters. It did not manifest itself in the first quarter of 2021 because of the significant reduction in capital expenditures and handset purchases implemented in 2020 on account of the pandemic.

Share buy-backs more than doubled relative to the year-earlier quarter to 9.2 billion pesos.

Our net debt excluding leases ended March at 425 billion pesos, having increased by 17.4 billion pesos relative to December. It was equivalent to 1.33 times LTM EBITDAaL. We disposed of TracFone in November 2021 and the impact on our consolidated EBITDA is already reflected in the last four months.

América Móvil’s Income Statement Proforma Millions of Mexican pesos

	1Q22	1Q21	Var.%
Service Revenue	177,313	171,618	3.3%
Equipment Revenue	31,842	32,808	-2.9%
Total Revenue(1)	211,225	206,286	2.4%
Cost of Service	55,947	54,443	2.8%
Cost of Equipment	27,545	28,220	-2.4%
Selling, General & Administrative Expenses	45,875	44,346	3.4%
Others	713	1,393	-48.8%
Total Costs and Expenses	130,081	128,402	1.3%
EBITDA	81,144	77,883	4.2%
% of Total Revenue	38.4%	37.8%
Depreciation & Amortization	41,305	40,341	2.4%
EBIT	39,839	37,542	6.1%
% of Total Revenue	18.90%	18.20%
Net Interest Expenses	8,996	8,742	2.9%
Other Financial Expenses	6,241	10,747	-41.9%
Foreign Exchange Loss	-22,575	16,361	-238.0%
Comprehensive Financing Cost (Income)	-7,338	35,849	-120.5%
Income & Deferred Taxes	15,192	2,176	n.m.
Net Income before Minority Interest and Equity Participation in Results of Affiliates	31,985	-483	n.m.
Equity Participation in Results of Affiliates	-16	13	-215.7%
Minority Interest	-1,173	-943	-24.3%
Net Income from Continued Operations	30,797	-1,413	n.m.
Net Income from Discontinued Operations (TracFone)	0	3,224	n.a.
Net Income	30,797	1,810	n.m.

(1)	Total Revenue include Other Revenue.

n.m. Not meaningful.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Mar ‘22	Dec ‘21	Var.%		Mar ‘22	Dec ‘21	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	176,429	156,383	12.80%	Short Term Debt(1)	156,142	145,223	7.50%
Accounts Receivable	217,143	212,977	2.00%	Lease-Related Debt	31,112	27,632	12.60%
Other Current Assets	21,136	10,611	99.20%	Accounts Payable	285,041	260,879	9.30%
Inventories	33,107	24,185	36.90%	Other Current
				Liabilities	107,896	100,279	7.60%
	447,816	404,157	10.80%		580,191	534,013	8.60%
Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,495,276	1,408,997	6.10%	Long Term Debt	445,321	418,807	6.30%
-Depreciation	734,371	677,801	8.30%	Lease-Related Debt	71,691	71,022	0.90%
Plant & Equipment, net	760,905	731,197	4.10%	Other Liabilities	211,624	211,766	-0.10%
Rights of Use	93,331	90,372	3.30%		728,636	701,595	3.90%
Investments in Affiliates and Other Investments	9,995	9,947	0.50%
Deferred Assets
Goodwill (Net)	137,069	136,578	0.40%
Intangible Assets	144,556	143,226	0.90%	Shareholder’s Equity	469,031	454,042	3.30%
Deferred Assets	184,187	174,173	5.70%
Total Assets	1,777,859	1,689,650	5.20%	Total Liabilities and Equity	1,777,859	1,689,650	5.20%

(1)	Includes current portion of Long Term Debt.

Mexico

485k prepaid net adds

We added 485 thousand prepaid subscribers in the first quarter and disconnected 34 thousand postpaid subscribers to end the quarter with 81 million wireless clients, 3.4% more than a year before. On the fixed-line platform RGUs were off 1.7% year-on-year having disconnected 110 thousand land-lines, while broadband accesses were up by 63 thousand accesses.

Service revenue +5.0% on the back of 9.5% mobile service growth

Our Mexican revenues totaled 72.4 billion pesos, 1.2% more than a year before, with service revenues expanding 5.0% on the back of 9.5% mobile service revenue growth. The latter was driven by a 12.4% increase in prepaid revenues, with postpaid revenues growing at a 5.7% pace. Prepaid ARPU were up 7.8% and postpaid ARPU 6.3% from the year-earlier quarter.

We continue with the roll-out of FTTH, broadband revenue +3.1%

Fixed-line service revenues declined 3.2% annually. We have continued with the roll-out of FTTH and broadband service revenues grew 3.1% in the period, in line with the prior quarters. However, revenues coming from interconnection, land-line installation fees and overall voice services—local and long distance—declined 7.6% in the period.

EBITDA +5.4% YoY

EBITDA of 30.3 billion pesos was up 5.4% year-on-year. It represented 41.9% of revenues, 1.6 percentage points more than a year before.

We launched 5G services in 18 cities covering 48 million pops

In February we launched 5G services in 18 cities which comprise around 48 million population. Faster speeds and lower latency are a great enhancement for customer experience. Our 5G network will be an strategic advantage for customer attraction and retention and will also allow us to offer new products and solutions to retail and corporate clients.

In March we paid out 9.2 billion pesos to the Mexican government on account of annual duties on spectrum usage.

Income Statement Mexico Millions of MxP

	1Q22	1Q21	Var.%
Total Revenue(1)	72,359	71,466	1.2%
Total Service Revenue	57,269	54,518	5.0%
Total Equipment Revenue	13,806	15,988	-13.6%
Wireless Revenue	52,522	51,337	2.3%
Service Revenue	38,834	35,479	9.5%
Equipment Revenue	13,689	15,858	-13.7%
Fixed Line Revenue	18,553	19,169	-3.2%
Service Revenue	18,435	19,039	-3.2%
Equipment Revenue	117	130	-9.4%
EBITDA	30,305	28,758	5.4%
% total revenue	41.9%	40.2%
EBIT	22,391	21,057	6.3%
% total revenue	30.9%	29.5%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Mexico Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	80,990	78,311	3.4%
Postpaid	14,519	14,558	-0.3%
Prepaid	66,471	63,753	4.3%
ARPU (MxP)	162	152	6.0%
Churn (%)	3.3%	3.5%	-10.0%
Revenue Generating Units (RGUs)(1)	21,361	21,739	-1.7%
Fixed Lines	11,261	11,747	-4.1%
Broadband	10,100	9,992	1.1%

(1)	Fixed Line and Broadband.

Brazil

1.1M postpaid net adds and 15k new broadband accesses

We gained 1.1 million contract clients in the quarter bringing the postpaid base to 42.5 million, 11.7% more than a year before. At the end of March, our wireless subscriber base reached 71.8 million clients and was 8.2% higher than in the same period of 2021. We also had 25.0 million fixed-line RGUs, 4.9% less than a year before, after disconnecting 300 thousand units including 185 thousand PayTV subscriptions and 130 thousand land-lines. However, we added 15 thousand broadband accesses in the period.

Mobile service revenue +10% YoY

Revenue topped ten billion Reais in the first quarter, 2.6% more than in the year-earlier period with service revenue expanding at roughly the same pace, 2.4%. The wireless sector showed great dynamism with service revenue growth accelerating to 10.3% from 8.0% in the prior quarter. Postpaid revenue was 10.5% higher than a year before while that of prepaid was up 9.1%. Claro’s strong performance in the mobile segment is linked to its fast and reliable networks and focus on customer experience; we ranked as the number one in the latest “Satisfaction and Perceived Quality Survey” conducted by ANATEL.

We are the leader in the ultrabroadband segment

Fixed-line service revenue declined 4.2% on account of a 12.7% contraction in PayTV revenue and a 14.4% reduction in wireline voice revenue. Broadband revenue was up 4.3% and we continued to lead in the ultrabroadband segment. As regards corporate networks, revenue increased 16.2% in the period with strong performance of Cloud Services and other IT solutions.

We continued to increase our fiber coverage and launched 20 new cities with FTTH in the quarter.

EBITDA +2.9% YoY with EBITDA margin of 40%

EBITDA increased 2.9% year-on-year to 4.0 billion Reais with the EBITDA margin remaining roughly flat at 40.1%.

The amount accrued on the FISTEL tax at the end of the quarter came in at 975 million Reais.

Income Statement Brazil Millions of BrL

	1Q22	1Q21	Var.%
Total Revenue(1)	10,031	9,775	2.6%
Total Service Revenue	9,704	9,480	2.4%
Wireless Revenue	5,036	4,564	10.3%
Service Revenue	4,730	4,290	10.3%
Equipment Revenue	306	275	11.3%
Fixed Line Revenue	4,974	5,190	-4.2%
EBITDA	4,019	3,905	2.9%
% total revenue	40.1%	40.0%
EBIT	1,334	1,255	6.3%
% total revenue	13.3%	12.8%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenue include other income.

Brazil Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	71,804	66,337	8.2%
Postpaid	42,467	38,026	11.7%
Prepaid	29,338	28,311	3.6%
ARPU (BrL)	22	22	0.3%
Churn (%)	2.90%	3.0%	-10.0%
Revenue Generating Units (RGUs)(1)	24,991	26,277	-4.9%

(1)	Fixed Line, Broadband and Television. The number of PayTV units has been adjusted to the criteria by which we report to the local regulator.

Colombia

We had 299k postpaid and 349k prepaid net adds

We finished the quarter with 35.7 million wireless subscribers, 6.7% more than a year before, after adding 299 thousand postpaid subscribers—twice as many as in the year-earlier quarter—and 349 thousand prepaids, with churn rates improving slightly both in the prepaid and postpaid segments, in spite of intensified competition. Fixed-line RGUs topped nine million accesses, 5.6% more than a year before.

Fixed-line service revenue was up 3.5% YoY

First quarter revenue totaled 3.7 trillion Colombian pesos. Service revenue rose 1.3% with mobile service revenue practically flat from a year before. Postpaid and prepaid ARPUs declined as a result of promotions and increased commercial activity. Fixed-line service revenue expanded 3.5%. We continued to register strong revenue growth from B2B digital and high-value subscribers that choose Claro for its superior coverage, quality and customer care.

EBITDA +4.7% YoY

The quarter’s EBITDA, 1.6 trillion Colombian pesos, was up 4.7% year-on-year, with the margin remaining roughly flat from a year before, at 43.0% of revenues.

Positive balance from mobile number portability

We had a positive balance from mobile number portability in the quarter on both prepaid and postpaid. Claro continues to lead in overall customer experience across all segments, notwithstanding the more intense competition.

Income Statement Colombia Billions of COP

	1Q22	1Q21	Var.%
Total Revenue(1)	3,737	3,549	5.3%
Total Service Revenue	2,830	2,794	1.3%
Wireless Revenue	2,543	2,366	7.5%
Service Revenue	1,688	1,690	-0.1%
Equipment Revenue	855	676	26.6%
Fixed Line Revenue	1,170	1,133	3.3%
EBITDA	1,606	1,534	4.7%
% total revenue	43.0%	43.2%
EBIT	971	911	6.6%
% total revenue	26.0%	25.7%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Colombia Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)(1)	35,710	33,461	6.7%
Postpaid	9,048	7,919	14.3%
Prepaid	26,662	25,542	4.4%
ARPU (COP)	16,017	17,035	-6.0%
Churn (%)	4.00%	4.10%	-10.0%
Revenue Generating Units (RGUs)(2)	9,003	8,527	5.6%

(1)	Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
(2)	Fixed Line, Broadband and Television.

Peru

Postpaid base up 18% after net adds of 116k

Our wireless subscriber base reached 12.1 million after disconnecting 42 thousand subscribers in the first quarter. The postpaid base grew 18.1% year-on-year to 5.2 million having added 116 thousand contract clients in the period, while on prepaid net disconnections of 158 thousand brought about the base to 6.8 million subscribers. Fixed-line RGUs were 1.9 million by the end of March, 7.0% above last year.

Mobile service revenue +9.7%/Fixed-line service revenue +6.1%

Total revenue of 1.6 billion Soles exceeded by 10.6% those of the year-earlier quarter with service revenue rising 8.8%. Mobile service revenue grew 9.7% as postpaid revenue jumped 15.5% while prepaid revenue declined 5.1% as a result of attractive commercial offers in the postpaid segment. Fixed-line service revenue increased 6.1% led by broadband revenue that increased 11.2% and PayTV revenue that climbed 6.5%.

EBITDA was down 6.2% on more intense commercial activity

EBITDA of 512 million Soles was down 6.2% from the year before. This decline is entirely linked to a reduction in equipment margins and to an increase in bad debt provisions, as this line was much lower than usual a year ago due to a low commercial activity during the pandemic. The EBITDA margin for the period stood at 32.1%.

Income Statement Perú Millones de Soles

	1Q22	1Q21	Var.%
Total Revenue(1)	1,597	1,443	10.6%
Total Service Revenue	1,138	1,046	8.8%
Wireless Revenue	1,302	1,166	11.6%
Service Revenue	850	775	9.7%
Equipment Revenue	451	391	15.4%
Fixed Line Revenue	288	271	6.1%
EBITDA	512	546	-6.2%
% total revenue	32.1%	37.8%
EBIT	213	265	-19.7%
% total revenue	13.3%	18.4%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Peru Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	12,066	11,181	7.9%
Postpaid	5,224	4,424	18.1%
Prepaid	6,843	6,756	1.3%
ARPU (Sol)	23	23	-0.1%
Churn (%)	4.60%	4.10%	50.0%
Revenue Generating Units (RGUs)(1)	1,931	1,805	7.0%

(1)	Fixed Line, Broadband and Television.

Ecuador

Wireless subscribers +7.9% and fixed-line RGUs +18%

We finished the quarter with 8.7 million wireless subscribers—7.9% more than a year before—after net adds of 81 thousand. Postpaid net gains were 21 thousand and prepaid additions came in at 60 thousand. On the fixed-line platform, we had a total of 560 thousand RGUs, a 17.6% increase over the year driven by broadband and fixed-voice accesses.

Service revenue down 3.2% YoY

First quarter revenue of 250 million dollars were 1.5% lower as compared to the same period of 2021, whereas service revenue were down 3.2%—improving from -5.4% in the prior quarter—in what remains a difficult economic environment. Wireless service revenue fell 4.0% in the period, but the contraction is the lowest in several quarters. Prepaid revenue fell 5.3% in line with the observed pace of the precedent quarter, but postpaid revenue declined 3.0% compared to -7.2% in the fourth quarter. Fixed-line service revenue increased 3.7% on the back of broadband revenue, up 4.7%.

EBITDA margin at 46%, 2.6 p.p. higher than a year before

EBITDA rose 4.4% to 114 million dollars. The margin for the period stood at 45.8%; it was 2.6 percentage points higher than a year before.

Income Statement Ecuador Millions of Dollars

	1Q22	1Q21	Var.%
Total Revenue(1)	250	253	-1.5%
Total Service Revenue	220	227	-3.2%
Wireless Revenue	222	228	-2.5%
Service Revenue	194	202	-4.0%
Equipment Revenue	28	26	9.4%
Fixed Line Revenue	28	26	7.7%
EBITDA	114	110	4.4%
% total revenue	45.8%	43.2%
EBIT	63	55	14.0%
% total revenue	25.3%	21.9%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Ecuador Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	8,747	8,104	7.9%
Postpaid	2,111	2,031	3.9%
Prepaid	6,636	6,073	9.3%
ARPU (US$)	7	8	-11.5%
Churn (%)	3.10%	3.30%	-20.0%
Revenue Generating Units (RGUs)(1)	560	476	17.6%

(1)	Fixed Line, Broadband and Television.

Chile

162k mobile net adds, including 88k postpaid clients

Our wireless base ended the quarter just over seven million, 8.4% more than in the precedent year. We obtained net additions of 162 thousand subscribers including 88 thousand postpaid clients. On the fixed-line segment we had 1.3 million RGUs, 4.3% below than last year.

Service revenue down 5.6% YoY

Revenue topped 200 billion Chilean pesos and was practically identical to that obtained a year before. Competitive pressure in both the wireless and fixed-line segment brought service revenues down 5.6%. Fixed-line revenue declined 2.0%, whereas mobile service revenue fell 8.6%. Corporate networks was the only business line that increased revenue, 3.2%, as we continued to make inroads in the enterprise segment.

EBITDA down 19% YoY

EBITDA fell 19.1% from the year-earlier quarter to 36 billion Chilean pesos. The margin for the period stood at 18.0% of revenue.

Income Statement Chile Millions of ChP

	1Q22	1Q21	Var.%
Total Revenue(1)	200,015	200,091	0.0%
Total Service Revenue	153,890	163,003	-5.6%
Wireless Revenue	127,051	124,625	1.9%
Service Revenue	80,941	88,598	-8.6%
Equipment Revenue	46,110	36,026	28.0%
Fixed Line Revenue	72,949	74,404	-2.0%
EBITDA	36,007	44,528	-19.1%
% total revenue	18.0%	22.3%
EBIT	-20,243	-8,558	-136.5%
% total revenue	-10.1%	-4.3%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Chile Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	7,136	6,581	8.4%
Postpaid	2,949	2,489	18.4%
Prepaid	4,188	4,092	2.3%
ARPU (ChP)	4,038	4,845	-16.7%
Churn (%)	4.10%	6.20%	-200.0%
Revenue Generating Units (RGUs)(1)	1,317	1,376	-4.3%

(1)	Fixed Line, Broadband and Television.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

71k postpaid net adds and 68k new broadband accesses

We booked net subscriber additions of 95 thousand in the first quarter, 71 thousand of which were postpaids, to end March with 23.5 million wireless subscribers. The prepaid base was up 10.3% annually while the postpaid base rose 3.6%. Fixed-line RGUs jumped 52.9% year-on-year to 1.9 million after gaining 68 thousand broadband accesses and 37 thousand PayTV clients. We already have 798 thousand broadband accesses and 196 thousand PayTV subscriptions.

Fixed-line service revenue +10% YoY

First quarter revenue of 48.4 billion Argentinean pesos was 2.8% lower than a year before. Service revenue declined 1.2% with mobile services revenue coming down 2.9% as the price increases that were effected in February fell short from inflation. However, fixed-line service revenue rose 10.2%. The fixed-line segment already accounts for 14% of the revenue mix. It has gained relevance as we continue to experience strong demand for our fiber broadband.

EBITDA down 2.7% YoY

EBITDA of 19.2 billion Argentinean pesos was down 2.7% from the year-earlier quarter, in line with the decline in revenue; the EBITDA margin, 39.6% of revenue, remained the same.

Income Statement - Argentina Millions of Constant ARS as of March 2022

	1Q22	1Q21	Var.%
Total Revenue(1)	48,395	49,775	-2.8%
Total Service Revenue	39,702	40,201	-1.2%
Wireless Revenue	42,644	44,580	-4.3%
Service Revenue	34,045	35,067	-2.9%
Equipment Revenue	8,599	9,513	-9.6%
Fixed Line Revenue	5,657	5,134	10.2%
EBITDA	19,185	19,722	-2.7%
% total revenue	39.6%	39.6%
EBIT	15,292	15,330	-0.2%
% total revenue	31.6%	30.8%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Argentina Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	23,501	21,827	7.7%
Postpaid	8,858	8,549	3.6%
Prepaid	14,643	13,278	10.3%
ARPU (ARS)	473	344	37.3%
Churn (%)	1.60%	1.00%	50.0%
Revenue Generating Units (RGUs)(1)	1,867	1,221	52.9%

(1)	Fixed Line, Broadband and Television.

Central America

255k mobile net adds of which 39k were postpaid

We added 255 thousand new clients in the quarter of which 39 thousand were postpaid. Altogether, we had a total of 16.8 million wireless subscribers at the end of March, 7.7% more than a year before, with the postpaid base expanding 5.7% and the prepaid base 8.0% year-on-year. We also had 4.5 million fixed-line RGUs, 4.4% more than in March 2021. Our enhanced offer for PayTV allowed for a 12.4% expansion of the base, with broadband accesses increasing 6.1%.

Mobile service revenue +3.7% YoY

Total revenue of 603 million dollars were 3.8% higher than a year before, with service revenue increasing 2.4% on the back of mobile service revenue, up 3.7%. Prepaid revenue rose 6.2% and postpaid revenue recovered from at least four quarters of declines posting 0.6% annual increase in the period. Fixed-line service revenue was practically flat from a year before as the growth of broadband and PayTV revenue, 3.5% and 3.0%, respectively, failed to compensate for the decline in voice.

EBITDA +7.6% YoY

At 258 million dollars, EBITDA exceeded by 7.6% that of the year-earlier quarter. The EBITDA margin for the period was equivalent to 42.8% of revenues, 1.5 percentage points higher than a year before.

Income Statement - Central America Millions of Dollars

	1Q22	1Q21	Var.%
Total Revenue(1)	603	581	3.8%
Total Service Revenue	525	513	2.4%
Wireless Revenue	409	389	5.0%
Service Revenue	343	331	3.7%
Equipment Revenue	65	58	12.5%
Fixed Line Revenue	188	187	0.5%
EBITDA	258	240	7.6%
% total revenue	42.8%	41.3%
EBIT	113	100	13.1%
% total revenue	18.8%	17.2%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Central America Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	8,747	8,104	7.9%
Postpaid	2,111	2,031	3.9%
Prepaid	6,636	6,073	9.3%
ARPU (US$)	7	8	-11.5%
Churn (%)	3.10%	3.30%	-20.0%
Revenue Generating Units (RGUs)(1)	560	476	17.6%

(1)	Fixed Line, Broadband and Television.

Caribbean

115k prepaid net adds in Dominicana

With 121 thousand net additions, our subscriber base in Dominicana reached six million clients, 9.7% more than in the year-earlier quarter. The prepaid base increased more than twice the amount of the postpaid one: it was up 11.6% after 115 thousand new subscribers in the quarter. Fixed-line RGUs expanded 3.7% over the year to two million accesses; broadband led the way expanding 7.9%.

Service revenue was up 6.5% YoY

In Dominicana, first quarter revenue came in at 14.1 billion Dominican pesos, 6.2% higher than a year before, with service revenue rising 6.5%. Wireless service revenue was up 7.2% as the prepaid segment was up 8.1% and the postpaid one 6.1%. Compared to the previous year, blended ARPU declined 2.5%, yet postpaid ARPU expanded 1.7% as clients upgraded to 5G plans.

5G services in Dominicana

We launched 5G services in Dominicana in December 2021 covering the five principal cities. The enhanced experience of our network has contributed to the strong performance we have had in the island.

12k new fixed-line access lines in Puerto Rico

In Puerto Rico we had a flat quarter in terms of net subscriber additions on the wireless front. Fixed-line RGUs, for their part, increased by 12 thousand access lines, half of them broadband accesses.

Mobile service revenue was up 8.3% YoY in Puerto Rico

Total revenue in Puerto Rico was slightly higher than a year before on the back of service revenue that increased 1.6% over the year. Wireless service revenue was up 8.3%, on 9.1% in postpaid revenue growth and 2.7% in prepaid. Fixed-line service revenue declined 7.7% as we no longer receive federal government aid funds related to the pandemic. Correcting for this factor, service revenue would have grown 9.7% on the fixed-line platform. EBITDA was up 1.7% and the EBITDA margin was equivalent to 21.1%, almost flat compared to that of the year-earlier quarter.

Income Statement - Caribbean Millions of Dollars

	1Q22	1Q21	Var.%
Total Revenue(1)	474	453	4.6%
Total Service Revenue	417	394	5.7%
Wireless Revenue	306	287	6.9%
Service Revenue	249	229	9.1%
Equipment Revenue	57	58	-1.8%
Fixed Line Revenue	169	168	0.9%
EBITDA	179	163	9.7%
% total revenue	37.8%	36.1%
EBIT	91	81	13.4%
% total revenue	19.3%	17.8%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Caribbean Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	7,143	6,562	8.9%
Postpaid	2,141	2,092	2.4%
Prepaid	5,002	4,471	11.9%
ARPU (US$)	12	12	-0.8%
Churn (%)	3.20%	3.00%	20.0%
Revenue Generating Units (RGUs)(1)	2,639	2,586	2.0%

(1)	Fixed Line, Broadband and Television.

Austria

240k mobile net adds

In the first quarter we added 240 thousand new subscribers, almost all postpaid. At the end of March we had a total of 8.1 million wireless subscribers, 12.1% more than a year before. Solid growth on the contract segment is mostly linked to growth of IoT devices and to the demand for fixed-mobile devices—mobile WiFi. On the fixed-line platform we had 29 thousand disconnections, more than half of them land-lines.

Wirless service revenue +5.3% YoY

First quarter revenue of 664 million Euros was 1.0% higher than that of the year earlier quarter and service revenue was up 1.3%. Wireless service revenue rose 5.3% driven by demand of mobile WiFi, the recovery of visitor roaming charges, certain price adjustments and overall strong performance in the retail segment. On the fixed-line platform revenue declined 1.5%. Revenue stemming from corporate networks increased 4.9%, but revenue from all other business lines were off, especially voice.

EBITDA was up 6.8% YoY

First quarter EBITDA was up 6.8% to 245 million Euros (6.3% before restructuring charges) driven by improvements in equipment margin and service revenue growth. The margin was equivalent to 36.8% of revenues, two percentage points higher than a year before.

Income Statement (In accordance with IFRS 16) - Austria Millions of Euros

	1Q22	1Q21	Var.%
Total Revenue(1)	664	657	1.0%
Total Service Revenue	588	581	1.3%
Wireless Revenue	302	294	2.6%
Service Revenue	249	237	5.3%
Equipment Revenue	53	57	-8.4%
Fixed Line Revenue	347	352	-1.5%
EBITDA	245	229	6.8%
% total revenue	36.8%	34.8%
Adjusted EBITDA(1)	266	250	6.3%
% total revenue	40.0%	38.0%
EBIT	107	94	13.2%
% total revenue	16.1%	14.3%

For further detail please visit www.a1.group/en/investor-relations

(1)	Total revenue include other income.
(2)	Does not include restructuring charges in Austria.

Austria Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)(1)	8,084	7,209	12.1%
Postpaid	7,035	6,182	13.8%
Prepaid	1,049	1,027	2.2%
ARPU (euros)	16	16	4.7%
Churn (%)	1.00%	1.80%	-70.0%
Revenue Generating Units (RGUs)(2)	3,019	3,123	-3.3%

(1)	Includes A1 Digital subscribers.
(2)	Fixed Line, Broadband and Television.

Other European

19k new broadband clients

Our operations in Eastern Europe registered net disconnections of 85 thousand wireless subscribers in the first quarter, ending March with a total of 14.8 million wireless subscribers. On the fixed-line segment we added 12 thousand PayTV units and 19 thousand broadband accesses, and finished the quarter with 3.1 million RGUs including 1.4 million PayTV units and 1.3 million broadband connections.

Service revenue +6.5% with fixed-line revenue growing 9.5%

Revenue was up 5.1% to 508 million Euros with service revenue rising 6.5%. Growth was higher in the fixed-line segment where service revenue expanded 9.5% supported by strong growth of corporate networks and solutions, up 23.2%, followed by broadband revenue that accelerated to 8.2% and PayTV revenue that increased 6.4%. On the mobile platform, service revenues were 5.5% higher than a year before with postpaid revenue rising 5.9% on solid demand for fixed-mobile internet devices.

EBITDA +8.9% YoY

EBITDA came in at 199 million Euros, 8.9% higher than a year before, on greater operating leverage. The margin was equivalent to 39.1% of revenues, up from 37.7% in the first quarter of 2021. All the operations posted EBITDA growth.

Income Statement (In accordance with IFRS 16) - Other European Millions of Euros

	1Q22	1Q21	Var.%
Total Revenue(1)	508	484	5.1%
Total Service Revenue	405	380	6.5%
Wireless Revenue	389	376	3.5%
Service Revenue	299	284	5.5%
Equipment Revenue	90	92	-2.7%
Fixed Line Revenue	111	101	9.8%
EBITDA	199	183	8.9%
% total revenue	39.1%	37.7%
EBIT	101	84	20.5%
% total revenue	19.8%	17.3%

For further detail please visit www.a1.group/en/investor-relations

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Other European Operating Data

	1Q22	1Q21	Var.%
Wireless Subscribers (thousands)	14,837	14,723	0.8%
Postpaid	12,057	11,832	1.9%
Prepaid	2,780	2,891	-3.8%
ARPU (euros)	7	6	5.8%
Churn (%)	1.70%	1.40%	20.0%
Revenue Generating Units (RGUs)(1)	3,055	2,959	3.3%

(1)	Fixed Line, Broadband and Television.

Exchange Rates Local Currency Units per Mexican Peso

	1Q22	1Q21	Var.%
Euro
End of Period	0.0443	0.0414	7.0%
Average	0.0434	0.0409	6.2%
U.S.
End of Period	0.05	0.0485	3.1%
Average	0.0487	0.0492	-1.0%
Brazilean Real
End of Period	0.237	0.2765	-14.3%
Average	0.2551	0.2693	-5.3%
Argentinean Peso
End of Period	5.5521	4.465	24.3%
Average	5.193	4.361	19.1%
Chilean Peso
End of Period	39.4104	35.0318	12.5%
Average	39.4364	35.641	10.6%
Colombian Peso
End of Period	187.4619	181.362	3.4%
Average	190.6612	174.892	9.0%
Guatemalan Quetzal
End of Period	0.3841	0.3744	2.6%
Average	0.3752	0.3817	-1.7%
Peruvian Sol
End of Period	0.1851	0.1824	1.5%
Average	0.1857	0.1803	3.0%
Dominican Republic Peso
End of Period	2.7633	2.7761	-0.5%
Average	2.7613	2.8552	-3.3%

Exchange Rates Local Currency units per USD

	1Q22	1Q21	Var.%
Euro
End of Period	0.8849	0.8525	3.8%
Average	0.8904	0.8296	7.3%
Mexican Peso
End of Period	19.9942	20.6047	-3.0%
Average	20.5199	20.3064	1.1%
Brazilean Real
End of Period	4.7378	5.6973	-16.8%
Average	5.2346	5.4676	-4.3%
Argentinean Peso
End of Period	111.01	92	20.7%
Average	106.5606	88.557	20.3%
Chilean Peso
End of Period	787.98	721.82	9.2%
Average	809.2313	723.7388	11.8%
Colombian Peso
End of Period	3,748.15	3,736.91	0.3%
Average	3,912.35	3,551.42	10.2%
Guatemalan Quetzal
End of Period	7.6803	7.715	-0.5%
Average	7.6985	7.7519	-0.7%
Peruvian Sol
End of Period	3.701	3.758	-1.5%
Average	3.8101	3.6617	4.1%
Dominican Republic Peso
End of Period	55.25	57.2	-3.4%
Average	56.6623	57.9788	-2.3%

Appendix

Financial Debt of América Móvil(1) Millions

	Mar-22	Dec-21
Peso - denominated debt (MxP)	112,199	85,737
Bonds(2)	51,660	51,657
Banks and others	60,539	34,080
U.S. Dollar - denominated debt (USD)	8,356	8,466
Bonds	7,751	7,751
Banks and others	605	715
Euro - denominated Debt (EUR)	8,797	8,497
Bonds	7,697	7,697
Commercial Paper	0	0
Banks and others	1,100	800
Sterling - denominated Debt (GBP)	2,200	2,200
Bonds	2,200	2,200
Reais - denominated Debt (BRL)	7,750	5,500
Bonds	7,750	5,500
Banks and others	0	0
Debt denominated in other currencies(3) (MxP)	31,330	23,384
Bonds	6,308	6,102
Banks and others	25,022	17,282

Total Debt (MxP)	601,464	564,030

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	183,398	163,278

Net Debt (MxP)	418,065	400,752

(1)	This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.
(2)	Includes the effect of inflation-linked debt.
(3)	Includes Peruvian soles and Chilean pesos.
(4)	Includes fixed income securities with nominal tenor of more than one year.

Summary Cash Flow Millions of Mexican pesos

	Jan-Mar 22	Jan-Mar 21
Funds from Operations	16,407	42,906
Capital Expenditures	28,606	24,898
Free Cash Flow*	-12,783	17,432
Dividends and Share Buybacks	9,242	4,415
Sale of Ownership Interest	77	2
Net Debt Amortizations	-28,872	9,950
Amortization of Labor Obligations	6,016	-153
Other	753	3,217

*	There are approximately 600 million pesos directed to the provisioning to the early retirement plans in Austria that has been substracted from the Free Cash Flow in 2022 and 2021

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after leases.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the commpanies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis..

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellualr phone. Te client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Alejandro Cantú Jiménez
	Name:	Alejandro Cantú Jiménez
	Title:	Attorney-in-fact